Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Filer: Kindred Healthcare, Inc.

(Commission File No. 001-14057)

Subject Company: Gentiva Health Services, Inc.

(Commission File No. 001-15669)

Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Filer: Kindred Healthcare, Inc.

(Commission File No. 001-14057)

Subject Company: Gentiva Health Services, Inc.

(Commission File No. 001-15669) &®

Kindred Healthcare

GENTIVA

Better

Together December 8, 2014

Greetings,

It has already been nearly two months since we announced the plan to combine the strengths of Kindred and Gentiva into one great company. While our integration teams have been actively engaged and making significant strides in the transition effort, we want to thank you all for maintaining your focus and dedication in providing your patients with the highest level of compassionate care each and every day.

Gentiva has always been highly regarded for the home health and hospice services you provide to your patients. That respect comes, in part, from the well-developed and comprehensive clinical programs that Gentiva has had in place for decades in some instances. We want to reassure you that we value these programs, and look forward to incorporating them into the best practices of the combined company. Additionally, your experiences within these programs will be invaluable in the creation of the strongest and most capable home health and hospice team possible.

We know that many of you have questions specific to what benefits – including insurance, 401(k), and PTO – will look like for the combined company, and we want to reassure you that our Integration teams are hard at work to address these issues. We are committed to providing a robust benefits package for our teammates within the combined company, and as soon as we have a better idea of what

KINDRED HEALTHCARE’S MISSION is to promote healing, provide hope, preserve dignity and produce value for each patient, resident, family member, customer, employee and shareholder we serve.

OUR KEY SUCCESS FACTORS

Take Care of Our People

Take Care of Our Patients, Residents and Customers Grow Be Efficient Manage Our Capital Wisely Organizational Excellence Through Performance

Improvement

Gentiva’s Mission is to improve quality of life and patient independence through the delivery of compassionate care and uncompromising service.

continued

that will look like, we will share a comprehensive communication with you.

We continue to receive many thoughtful questions from our Better Together editions and ask for your continued patience as we work through addressing these important issues. Please continue to send any questions you may have to the Better Together mailbox.

BENEFITS

Will the combined company continue to have a 401(k) and will Kindred match up to a certain percent of contributions made?

Our employees play a critical role in helping Kindred deliver quality care everyday to communities across the country, and as such, we are committed to offering a comprehensive, cost-effective benefits package that meets employee needs. Through the end of 2015, Gentiva employees will continue with Gentiva’s healthcare benefits and 401(k) retirement plans that are in effect prior to closing. For 2016, we will be evaluating all of the benefit plans for the combined company. As we progress through the integration, we will provide additional information regarding Kindred’s 2016 benefits.

I currently have 13 days in the sick bank. I know nothing will change in 2015, but does Kindred have a sick bank or something equivalent? I would hate to lose the time in 2016 if they do not.

We recognize the incredible work you will continue to do every day in supporting our patients and families and make it our goal to offer our Kindred employees a complete, competitive benefits program that offers flexibility and choice. Currently, Kindred employees immediately begin earning Paid Time Off (PTO) on their hire date which is available for use three months after continuous full-time service. Our PTO rates vary based on years of service. Kindred also offers the option to roll over PTO to sick bank days that can be used at the employee’s discretion as well as provides paid holidays. Please keep in mind that

Gentiva employees will remain on Gentiva benefits through 2015 and that Kindred benefits, including PTO, will be evaluated as a part of the on-going integration effort.

Regarding PTO benefits, I am due to have an increase in my accrual rate in May 2015. So plans can be made, will we be told of Kindred’s plan sooner than later?

We understand the importance of planning ahead for your accrual rates, but it is too early in the process for us to determine when the combined plan will be announced.

Please look for additional updates in the Better Together newsletters.

REFERRAL SOURCES

Our competitors are telling our referral sources that Kindred will be shutting down the hospice division.

Can you please address this?

Hospice is an integral component of the care and services that both Gentiva and Kindred deliver, and it will continue to play a vital role within the combined company.

Some of our long term care facilities are telling us they are no longer going to refer to us because of Kindred being their competition. We have had a few that have already stopped referring to us. Once the transaction is finalized will Gentiva Hospice be the exclusive hospice provider in Kindred facilities?

We recognize that in certain markets there will be competing care providers, however we are confident that our combined company will offer a full continuum of care

continued

that will provide our patients with better care quality and more support as well as open the door for additional referral opportunities. Maintaining our referral networks is one of the most critical priorities for our Integration Team. We are currently in the process of identifying and rolling out plans to preserve our referral sources throughout the integration effort. After close, we plan to provide comprehensive talking points for our sales teams to help in these situations. We see an exciting opportunity for new, internal referrals as our patients move along the care scale across our joint company.

Will Kindred have a central intake/insurance department to keep up with the increase of new patient referrals and insurance verification/ authorizations?

Maintaining and growing our referral sources is one of our critical priorities for the integration effort. It is too soon to determine if we will need a centralized intake/ insurance department to manage new patient referrals, however the integration team is working to identify existing referral sources, such as insurance providers, and leverage new referral sources that come with our joint company’s broadened care continuum.

HOSPICE SERVICES

Does Kindred have plans to expand hospice service into additional territories?

Hospice services will play a critical role in the combined company. After the deal closes, we will take a closer look at identifying opportunities to expand our service delivery to different markets.

Earlier this year we were told computer programs would begin to be developed for Hospice in September at the latest. How does the combination of Gentiva and Kindred affect this plan and will there now be a delay?

As we have stated in previous Better Together newsletters, our goal is to implement the most appropriate health information technologies for our patients and our providers as promptly and efficiently as possible. This applies to the hospice locations for the combined company. Key stakeholders – business leaders, clinicians, and technologists

– will begin to address this issue immediately following the closing of the transaction. When we know more about timing, we will be sure to share it with you.

EMPLOYMENT OPPORTUNITIES

When Kindred bought RehabCare, I was a full time speech pathologist who had been with RehabCare for 15 years. My position was eliminated and I now work for Gentiva PRN. Will there be full time speech positions in homecare? If so, do I need to apply and when should I do it.

Speech therapy is an essential service to patients throughout the entire post-acute continuum. We believe there will be valuable employment opportunities for therapists within the combined company.

I currently work from home as a full-time QA manager/ coder. Is Kindred considering centralized coding? If my position is terminated, will Kindred provide notice? Also will there be any kind of severance package?

Thank you for all of your hard work and dedication! The integration team is in the process of collaborating to identify best practices and efficiencies from both organizations. We recognize the sensitivities of this issue and are committed to communicating decisions as soon as they are made. No decisions have been made regarding job positions or severance packages, however we aim to communicate this information as early and in as thoughtful of a manner as possible.

Can you address how Community Care Services will play out with the new Kindred Leadership? Will Kindred be able to help us with clinical and sales support and training?

Community Care Services within the combined company will be an important part of Kindred’s commitment to Continue The Care for patients across the entire continuum. Our goal is to provide all of our teammates with the training, professional development, and support to provide the care and services our patients expect – regardless of setting.

continued

MARKETING & SALES

Will the Gentiva Hospice Logo, Gentiva Colors, Gentiva Hospice Name change at the grassroots/local market level?

Gentiva has established a well-recognized, well-respected brand name in the marketplace, and the Gentiva family of companies will continue to operate their business as usual. The integration team will address branding decisions on a go forward basis to ensure that there is no confusion among our patients and referral sources. When we have a clearer picture of what branding efforts will look like after we combine the companies, we will share it with you.

Will the current non-compete with Gentiva transfer over to Kindred or will sales team members be required to sign a new non-compete with Kindred?

Once the deal closes, Kindred will inherent and recognize all of Gentiva’s non-compete agreements. Moving forward, we will take a look at our combined company’s non-competes and identify best practices across our organizations.

STOCKS

The check that we will be receive for the stocks that we own in Gentiva is that going to be considered for this year’s taxes or next year’s taxes?

The transaction is expected to close in the first quarter of 2015, therefore the taxes will apply for 2015 since the stock will sell at that time.

DRESS CODE

What is Kindred’s dress code policy?

Our employees put our best foot forward in representing Kindred with our patients, families and communities. We ask that employees that have direct contact with patients, such as our registered nurses and physical therapists, wear appropriate attire and identification while on duty. For those employees working in Support Centers, we ask that they wear the appropriate business casual attire.

Once again, thank you for your support and continued patience as we move through this process. Our integration teams will be addressing many details over the next several months in order to make the transition as smooth as possible, and as we begin to develop our go-forward strategy, we promise to share the information with you.

We encourage you to send any questions you may have to GentivaBetterTogether@kindred.com, so that we may continue communicate with you as openly as possible. To view past issues of Better Together, go to www.kindred.com/employees and click on the PDFs on the main page.

We want to remind everyone until closing we need to continue to act independently. From a legal and business perspective, it is critically important to maintain Gentiva’s business as completely independent from Kindred’s until the closing is complete.

Thanks for all you do!

Warm Regards,

Ben Breier

President and COO of Kindred Healthcare

Jon Rousseau

President, Kindred at Home, Kindred Healthcare

David Causby

President and COO of Gentiva 7

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, statements regarding the proposed business combination transaction between Kindred Healthcare, Inc. (“Kindred”) and Gentiva Health Services, Inc. (“Gentiva”) (including financing of the proposed transaction and the benefits, results, effects and timing of a transaction), all statements regarding Kindred’s (and Kindred’s and Gentiva’s combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,” and other similar expressions. Statements in this communication concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of Kindred (and the combined businesses of Kindred and Gentiva), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of Kindred based upon currently available information.

Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from Kindred’s expectations as a result of a variety of factors, including, without limitation, those discussed below. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which Kindred is unable to predict or control, that may cause Kindred’s actual results, performance or plans with respect to Gentiva to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in Kindred’s filings with the Securities and Exchange Commission (the “SEC”).

Risks and uncertainties related to the proposed merger include, but are not limited to, the risk that Gentiva’s stockholders do not approve the merger, potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, uncertainties as to the timing of the merger, adverse effects on Kindred’s stock price resulting from the announcement or completion of the merger, competitive responses to the announcement or completion of the merger, the risk that healthcare regulatory, licensure or other approvals and financing required for the consummation of the merger are not obtained or are obtained subject to terms and conditions that are not anticipated, costs and difficulties related to the integration of Gentiva’s businesses and operations with Kindred’s businesses and operations, the inability to obtain, or delays in obtaining, cost savings and synergies from the merger, uncertainties as to whether the completion of the merger or any transaction will have the accretive effect on Kindred’s earnings or cash flows that it expects, unexpected costs, liabilities, charges or expenses resulting from the merger, litigation relating to the merger, the inability to retain key personnel, and any changes in general economic and/or industry-specific conditions.

In addition to the factors set forth above, other factors that may affect Kindred’s plans, results or stock price are set forth in Kindred’s Annual Report on Form 10-K and in its reports on Forms 10-Q and 8-K.

Many of these factors are beyond Kindred’s control. Kindred cautions investors that any forward-looking statements made by Kindred are not guarantees of future performance. Kindred disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between Kindred and Gentiva. In connection with the proposed merger, Kindred intends to file a registration statement on Form S-4, containing a proxy statement/prospectus, with the SEC. SHAREHOLDERS OF GENTIVA ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about Kindred and Gentiva, without charge, at the SEC’s website, www.sec.gov. Those documents, when filed, as well as Kindred’s other public filings with the SEC, may be obtained without charge at Kindred’s website at www.kindredhealthcare.com.

Participants in Solicitation

Kindred and its directors and executive officers, and Gentiva and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Gentiva common stock in respect of the proposed merger. Information about the directors and executive officers of Kindred is set forth in the proxy statement for Kindred’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2014. Information about the directors and executive officers of Gentiva is set forth in the proxy statement for Gentiva’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 25, 2014. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.